Eventbrite, Inc.

155 5th Street, 7th Floor

San Francisco, CA 94103

June 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Jeff Kauten

Re:	Eventbrite, Inc.

Registration Statement on Form S-1

File No. 333-239276

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Eventbrite, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective at 4:30 p.m. Eastern Standard Time on July 1, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kathleen M. Wells at (650) 463-2677.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

EVENTBRITE, INC.

By:	/s/ Julia Hartz

Name:	Julia Hartz
Title:	Chief Executive Officer

cc:	Julia D. Taylor, Esq., Eventbrite, Inc.

Kathleen M. Wells, Esq., Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]